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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Amendment No. 3

Legato Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

524651 106

(CUSIP Number)

Richard A. Kay

c/o Strategic Management Consultants, LLC

11200 Rockville Pike, Suite 220

Rockville, MD 20852

with a copy to:

Michael A. Schlesinger, Esq.

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004

(202) 637-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Richard A. Kay

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,966,605 8. Shared Voting Power 10,314 9. Sole Dispositive Power 6,966,605 10. Shared Dispositive Power 10,314

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,976,919 (See Item 5 (a))

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person IN

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and restates the Schedule 13D originally filed on May 24, 2002 by the Reporting Person, as amended by the Reporting Person on June 3, 2002 and November 14, 2002.

Item	1. Security and Issuer.

This Schedule 13D relates to 6,976,919 shares of common stock, $0.0001 par value per share (the “Common Stock”), of Legato Systems, Inc. (the “Issuer” or “Company”), a Delaware corporation whose principal business address is 3210 Porter Drive, Palo Alto, CA 94304.

Item 2.     Identity and Background.

Richard A. Kay (the “Reporting Person”), an individual citizen of the United States of America, has been appointed as a director of the Company. The principal business address of the Reporting Person is c/o Strategic Management Consultants, LLC, 11200 Rockville Pike, Suite 220, Rockville, MD 20852.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, rendered the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

This Schedule 13D relates to (i) 4,313,046 shares of Common Stock held by the Reporting Person, (ii) options held by the Reporting Person to purchase 171,900 shares of Common Stock at an effective exercise price of $5.4542 per share, all of which are currently exercisable through June 30, 2004, (iii) 133,708 shares of Common Stock held by Rebecca J. Kay, the spouse of the Reporting Person, (iv) 142,517 shares of Common Stock held by the Brandon Kay November 1999 Grantor Retained Annuity Trust, a trust organized under the laws of the State of Maryland and of which the Reporting Person is the trustee, (v) 194,950 shares of Common Stock held by the Brandon Kay June 1999 Grantor Retained Annuity Trust, a trust organized under the laws of the State of Maryland and of which the Reporting Person is the trustee, (vi) 886,800 shares of Common Stock held by the Richard A. Kay Charitable Remainder Unitrust, a trust organized under the laws of the State of Maryland and of which the Reporting Person is the trustee, (vii) 362,056 shares of Common Stock held by the Bradley Evan Kay November 1999 Grantor Retained Annuity Trust, a trust organized under the laws of the State of Maryland and of which the Reporting Person is the trustee, (viii) 362,056 shares of Common Stock held by the Amanda Jean Kay November 1999 Grantor Retained Annuity Trust, a trust organized under the laws of the State of Maryland and of which the Reporting Person is the trustee, (ix) 10,314 shares of Common Stock held by the Kay Children’s 2001 Education Trust, a trust organized under the laws of the State of Maryland and of which the Reporting Person is one of two trustees and (x) 399,572 shares of Common Stock owned by the Reporting Person’s minor child (collectively, the “Related Entities”). The Related Entities hold a total of 6,976,919 shares of Common Stock, which represents 6.0% of the Company’s outstanding shares, based upon 116,205,000 total shares of Common Stock issued and outstanding as of March 31, 2003.

Pursuant to that certain Agreement and Plan of Merger by and among the Company, OTG Software, Inc. (“OTG”), and Orion Acquisition Sub Corp. (“Orion”), dated as of February 20, 2002 (the “Merger Agreement”), the shares of common stock of OTG held by the Related Entities were exchanged for common stock of the Company effective as of May 14, 2002. Under the terms of the Merger Agreement, each share of common stock of OTG was converted into 0.6876 shares of Common Stock of the Company and a cash payment of $2.50. With respect to the OTG common stock held by the Related Entities other than the persons identified in clauses (iii), (x) and (xi) of the foregoing paragraph (the “Subject Holders”), the total merger consideration payable in respect of the shares of the Subject Holders (other than such shares of the Reporting Person) was allocated among the Subject Holders such that the cash portion of the merger consideration was distributed solely to the Reporting Person, and an offsetting number of shares of Common Stock was distributed on a pro rata basis to each of the Subject Holders. The foregoing summary is qualified in its entirety by reference to the Merger Agreement included as Annex A-1 to the Registration Statement on Form S-4 of the Company, filed as of March 15, 2002, and incorporated herein by reference.

The Reporting Person acquired beneficial ownership of 7,744,936 shares of Common Stock in exchange for a total of 11,263,722 shares of OTG common stock beneficially held by the Reporting Person prior to the consummation of the Merger Agreement. The Reporting Person’s options to purchase shares of Common Stock of the Company were assumed by the Company on May 14, 2002 pursuant to the Merger Agreement and were converted from an option to purchase 250,000 shares of OTG common stock at an exercise price of $6.25 per share.

Item 4.     Purpose of Transaction

On May 14, 2002, the Company acquired OTG pursuant to the Merger Agreement described in Item 3 above. Under the Merger Agreement, OTG was merged with and into Orion, a wholly-owned subsidiary of the Company. In connection with the Merger Agreement, the Subject Holders and the Company entered into a certain Voting Agreement, dated as of February 20, 2002 (the “Voting Agreement”), pursuant to which the Subject Holders agreed to vote their shares in favor of the merger and to irrevocably appoint the Company or its nominee as their proxy. In addition, the Subject Holders agreed to refrain from disposing of beneficial ownership of any of their shares during the term of the Voting Agreement, which expired upon the consummation of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the copy of the Voting Agreement filed as Exhibit 2 to Schedule 13D of the Company, filed as of March 1, 2002, and incorporated herein by reference.

The Common Stock held directly or indirectly by the Reporting Person is being held for investment purposes. On May 31, 2002, the Reporting Person established a selling program under Rule 10b5-1 covering his shares of Common Stock for the purposes of diversifying his holdings in an orderly manner, pursuant to which 891,143 shares of Common

Stock have been sold during the period from January 13, 2003 through June 3, 2003, and which will expire by its terms as of June 13, 2003. On March 31, 2003, the Richard and Rebecca Kay Foundation made a charitable contribution of 48,774 shares transferred by gift to Venture Philanthropy Partners. On May 29, 2003, the Reporting Person adopted an additional selling program, as further described in Item 6 below. In addition, the Reporting Person expects to evaluate on an ongoing basis the Company’s financial condition, business operations and prospects, the status of any business combination involving the Company, if any, the market price of the Common Stock, conditions in the securities market generally, general economic and industry conditions, and other factors that may arise. The Reporting Person has no other specific plan or proposal in connection with the Common Stock.

The Reporting Person has no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.     Interest and Securities of the Issuer.

(a)	The Reporting Person is deemed to beneficially own, directly or indirectly, 6,976,919 shares of Common Stock, representing 6.0% of the total issued and outstanding Common Stock, based upon 116,205,000 total shares of Common Stock issued and outstanding as of March 31, 2003.

(b)	The Reporting Person has the power to vote, direct the vote, dispose, or direct the disposition of all the shares of Common Stock covered by this Schedule 13D.

(c)	The transactions described in Item 4 above are the only transactions effected during the last 60 days by the Reporting Persons.

(d)	Not Applicable.

(e)	Not Applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person entered into a Sales Plan, dated as of May 31, 2002 and modified as of November 12, 2002 (the “First Sales Plan”), with Goldman, Sachs & Co., pursuant to Rule 10b5-1. The First Sales Plan provided for the sale on each trading day commencing June 17, 2002 through and including June 13, 2003 (the date on which the First Sales Plan automatically expires) of the number of shares of Common Stock as specified pursuant to limit orders stated in the First Sales Plan. The foregoing summary is qualified in its entirety by reference to the copy of the First Sales Plan, included as Exhibit 10.1 to the Company’s Schedule 13D, filed as of November 14, 2002, and incorporated herein by reference, and the modification thereto, included as Exhibit 10.2 to the Company’s Schedule 13D, filed as of November 14, 2002, and incorporated herein by reference.

In addition, the Reporting Person has entered into a new Sales Plan, dated as of May 29, 2003 (the “Second Sales Plan”), with Goldman, Sachs & Co., pursuant to Rule 10b5-1. Under the Second Sales Plan, the Reporting Person is obligated to sell (beginning no earlier than June 16, 2003) up to 2,500,000 shares of Common Stock, which represents 35.8% of the shares of Common Stock reported on this

Schedule 13D, unless the Second Sales Plan is terminated pursuant to its terms. The Second Sales Plan provides for the sale on each trading day commencing June 16, 2003 through and including June 11, 2004 of the number of shares of Common Stock to be sold pursuant to limit orders as specified in the Second Sales Plan. The foregoing summary is qualified in its entirety by reference to the copy of the Second Sales Plan attached hereto as Exhibit 10.3.

Except as described above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 10.1:

Sales Plan, dated as of May 31, 2002, by and between Richard A. Kay and Goldman, Sachs & Co. (filed as Exhibit 10.1 to the Company’s Amendment No. 2 to Schedule 13D filed on November 14, 2002 and incorporated by reference herein)

Exhibit 10.2:

Sales Plan Modification No. 1, dated as of November 12, 2002, by and between Richard A. Kay and Goldman, Sachs & Co. (filed as Exhibit 10.1 to the Company’s Amendment No. 2 to Schedule 13D filed on November 14, 2002 and incorporated by reference herein)

Exhibit 10.3:	Sales Plan, dated as of May 29, 2003, by and between Richard A. Kay and Goldman, Sachs & Co. (filed herewith)

Exhibit 99.1:	Merger Agreement (filed as Annex A-1 to the Company’s Registration Statement on Form S-4 filed on March 15, 2002, File No. 333-84420, and incorporated by reference herein)

Exhibit 99.2:	Voting Agreement (filed as Exhibit 2 to the Company’s Schedule 13D filed on March 1, 2002, File No. 005-61115, and incorporated by reference herein)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2003	/s/ RICHARD A. KAY
Richard A. Kay